Eugene Trowbridge, CCIM

Partner

 _______________

Jillian Sidoti, CCIM

Partner

 _______________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 _______________

 _______________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

September 12, 2018

VIA EDGAR

Re:    Elegance Spirits, Inc.

Amendment No. 2 to Offering Statement on Form

1-A Filed September 5, 2018

File No. 024-10879

Dear Mr. Burr and Ms. Lippmann,

The Company is in receipt of your comments dated September 10, 2018. We have the following responses.

Staff Comment:

Form 1-A/A filed September 5, 2018 Financial Statements

General, page 51

1. Please revise to include an updated independent auditor’s consent.

Company Response:

This has been updated.

Staff Comment:

Index to Exhibits, page 61

2. We note your response to comment 4. As previously requested, please file your purchase agreement for the intellectual property of Elegance Vodka and the manufacturing Ram Venkat Elegance Spirits, Inc. agreement with Australian Boutique Spirits Pty Ltd as exhibits. Refer to Item 17.6 of Form 1-A.

Company Response:

The Company has updated Exhibit 17.6.

Staff Comment:

3. We note your response to comment 5. It appears that the roadshow deck included on the portal is a written communication being used under Rule 255. Please file the roadshow deck as part of your exhibit 17.13. Refer to Item 17.13 of Form 1-A.

Company Response:

The roadshow deck is now part of Exhibit 17.13

Staff Comment:

4. We note your response to comment 6. Please also delete the references to a right of first refusal on pages 22, 35, and 60.

Company Response:

This has been deleted.

Staff Comment:

5. We note in your response to comment 7. However, your subscription agreement still contains a waiver of the right to a jury trial and an exclusive forum provision. Please delete as indicated in your response letter or advise.

Company Response:

This has been deleted.

Thank you for time. Please inform the Company and me when the Company may request qualification.

Sincerely,

Jillian Ivey Sidoti, Esq.
Securities Counsel for the Company